Exhibit 99.1

® ® CLPS INCORPORATION ® NASDAQ: CLPS 1

® ® 2 DISCLAIMER All statements contained herein other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward - looking statements . The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward looking statements . We have based these forward - looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short - term and long - term business operations and objectives, and financial needs . These forward - looking statements are subject to a number of risks, uncertainties and assumptions . We operate in a very competitive and rapidly changing environment . New risks emerge from time to time . It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward - looking statements we may make . In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements .

® ® Global information technology, consulting, and solutions service provider Founded in 2005 , we are an early entrant into China’s IT services sector 1,600+ consultants 10 locations across China + Hong Kong, Australia, Singapore 3 We provide staffing based consulting services, turn - key financial solutions, and implementation of advanced technologies, enabling clients to build new or enhance their existing systems

® ® Global information technology, consulting, and solutions service provider 4 What we bring to our customers Allowing customers to maintain competitive advantage in operating costs To enhance IT system in high performance: develop new business and maintenance To ensure the smooth operation of customer’s IT system System Stability High Performance Cost - effectiveness SUCCESS

® ® Global information technology, consulting, and solutions service provider 5 What we bring to our customers Testing Project : a state - owned commercial bank , a Sino - US joint venture bank IT Strategy Consultancy : one of Australia's big four banks Internet Financial Payment Project : a well - known US e - Commerce platform ODC IT Construction and Management : a major US bank Account Management Decision - Making System Development : a joint - stock commercial bank in China Mobile A pp: a major US bank e - Commerce Platform : a large investment holding group in China Investment Management Platform : a Chinese investment market information consultancy P2P and Internet Financial Projects : a wealth management institution in China

® Flexible and scalable business model: Ability to deliver highly trained staff Positioned for success in a strong global industry: Long - standing relationships with blue - chip customer base Significant opportunity for growth: Product, geographic, and customer expansion Highly experienced management team of industry veterans in IT services, software, talent acquisition, and finance Expertise in serving market - leading global financial institutions in the PRC & Southeast Asia 6 Investment Highlights

® ® Expertise in serving market - leading global financial institutions in the PRC & Southeast Asia 7 IT Consulting Core Banking Credit Card Mobile Banking Wealth Management Insurance Investment Funds Investment Banks Securities Solutions Mainframe Unix Mobile Digital AR VR Cloud Computing Automation Business Intelligence Big Data Blockchain Business Analysis System Design & Development Global Operation Support Training & Services System Maintenance Software Testing Consulting Services Products & Project Solution Implementation Provide Highly Trained Staff Offshore Development Center Services

® • Established platform (“CLPS Academy”) to recruit, train, develop and retain employees • Collaboration with 100+ universities to leverage technical curriculum and provide professional certifications • Development of deep pool of talent to support complex IT projects • IT professionals who undergo continuous internal training programs to better serve clients 8 Flexible and scalable business model: Ability to deliver highly trained staff

® 9 Positioned for success in a strong global industry: Long - standing relationships with blue - chip customer base Our customer base includes global institutions in the banking, insurance, and financial sectors located in China, US, Europe, Australia, and Hong Kong S ec t or Major Customers Banking Insurance & Financial Technology

® $272 $284 $296 2019 2020 2021 2022 USD, billions 10 Significant opportunity for growth: Product, geographic, and customer expansion The Sum of Bank IT Spending Across North America, Europe, Asia - Pacific, and Latin America is Expected to Grow to US$309 billion by 2022 Source: Celent , Global Tech Spending Forecast: Banking Edition, 2019 $120 North America $89 Europe $78 Asia - Pacific $22 Latin America • Advances in technology and global consumer demand for digital customer experiences are creating new investment incentives for institutions globally . • Margin pressures in core areas of the business are pressuring banks to increase spending on IT . • Shifting focus towards finding new sources of value while increasing efficiency across traditional cost centers . $309 Expected Expected Expected Expected

Highly experienced management team of industry veterans in IT services, software, talent acquisition, and finance



Raymond Ming Hui Lin, Co-Founder, CEO and Director

- Mr. Lin is an IT outsourcing service veteran with a deep understanding of IT talent acquisition, training, development and service delivery.
- He developed and pioneered training programs for mainframes and VisionPLUS (a credit card processing solution) in China.



Paul Yang, Co-Founder, Chairman, President and Director

- Mr. Yang has over 20 years of executive management and operational experience in the IT services business.
- He holds a BS in Electrical Engineering from Tongji University and MBA degrees from Shanghai University of Finance and Webster University.



Tian van Acken, CFO

- Ms. van Acken has over 20 years experience in Big Four accounting, venture capital, consulting, advertising, retailing and pre-IPO start-up companies in the United States and China.
- Prior to CLPS, she was the CFO of Lowe China and various other companies in China. Tian has the professional experience working in PwC Boston and holds CPA and CFA certificates.
- She holds an MBA degree in Finance and Accounting from Rochester Institute of Technology.



Jian Xu, Senior VP of Operations

- Mr. Xu joined CLPS in 2008 and previously accumulated six years of experience as Senior Software Developer at Neusoft Group Co., and A-IT Software Co., Ltd.
- He holds a BS in Mechanical and Electrical Engineering from Shenyang University of Technology.

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® 12 Financial Highlights ($ mm) For the fiscal year ended June 30 , For the six months ended December 31, 2017 (Audited) 2018 (Audited) 2017 (Unaudited) 2018 (Unaudited) Revenue 31.4 48.9 22.2 30.8 IT Consulting Services 29.1 47.2 21.6 29.8 Customized IT Solution Services 1.8 1.6 0.5 0.9 Other 0.4 0.1 0.04 0.1 Gross Profit 12.7 17.7 8.9 11.2 Gross Margin 40.5% 36.1% 39.9% 36.4% Non - GAAP Operating Income 1.6 1.7 1.1 2.0 Non - GAAP Operating Margin 6.7% 5.3% 4.9% 6.5% Non - GAAP Net Income Attributable to CLPS Inc 2.0 2.4 1.3 2.6 Non - GAAP EPS (diluted) 0.18 0.21 0.12 0.18 Non - GAAP operating income is operating income excluding share - based compensation expenses . Non - GAAP operating margin is non - GAAP operating income as a percentage of revenues . Non - GAAP net income attributable to CLPS Inc is net income attributable to CLPS Incorporation's shareholders excluding share - based compensation expenses . Diluted non - GAAP net income per share is non - GAAP net income attributable to common shareholders divided by weighted average number of shares used in the calculation of diluted net income per share . The Company believes that separate analysis and exclusion of the non - cash impact of share - based compensation expenses clarity to the constituent parts of its performance .

® ir@clpsglobal.com THANKS

® History and Milestones 14 Talent Technical and financial training in mainframe State - Owned Enterprises ABC credit card projects Products CLPS Inc.’s credit card products and Virtual Bank independent platform 2005 2009 Credit Card Citibank global credit card projects 2010 Domestic Commercial Banks Core banking projects for Chengdu Bank 2013 2015 2012 I n ter n at ion al Financial Companies Standard Chartered Bank and Fidelity 2014 Internet Global internet projects for eBay 2016 Co r po rate Un i v ersity Opened CLPS School IPO First Chinese fintech firm serving financial institutions to IPO on US stock exchange 2018 2019 CLPS Going Forward Global expansion continues

® 15 FY2019 H1 Income Statement For the six months ended December 31, 2018 2017 (Unaudited) (Unaudited) Revenues $ 30,795,748 $ 22,199,995 Less: Cost of revenues (19,625,663) (13,341,978) Gross profit 11,170,085 8,858,017 Operating expenses: Selling and marketing 972,876 1,132,931 Research and development 3,039,361 3,562,988 General and administrative 9,161,267 3,064,232 Total operating expenses 13,173,504 7,760,151 (Loss) income from operations (2,003,419) 1,097,866 Subsidies and other income 623,156 366,798 Other expense (61,717) (13,213) (Loss) income before income tax (1,441,980) 1,451,451 Provision for income taxes 242,898 126,060 Net (loss) income (1,684,878) 1,325,391 Less: net loss attributable to non - controlling interests (252,247) (5,938) Net (loss) income attributable to CLPS Incorporation's shareholders (1,432,631) 1,331,329 Other comprehensive (loss) income Foreign currency translation (loss) gain (370,384) 231,224 Less: foreign currency translation (loss) gain attributable to non - controlling interests (19,427) 20,773 Other comprehensive (loss) income attributable to CLPS Incorporation's shareholders (350,957) 210,451 Comprehensive (loss) income CLPS Incorporation shareholders (1,783,588) 1,541,780 Non - controlling interest (271,674) 14,835 (2,055,262) 1,556,615 Basic (losses) earnings per common share* (0.10) 0.12 Weighted average number of share outstanding – basic 13,799,224 11,290,000 Diluted (losses) earnings per common share (0.10) 0.12 Weighted average number of share outstanding – diluted 13,799,224 11,290,000

® FY2019 H1 Balance Sheet 16 LIABILITIES AND SHAREHOLDERS' EQUITY Current liabilities Short-term bank loans 1,890,772$ 2,553,989$ Accounts payable and other current liabilities 529,539 1,454,770 Tax payables 919,607 904,850 Deferred revenue 113,147 125,080 Customer deposits 1,000,038 200,836 Salaries and benefits payable 8,140,318 7,341,688 Amounts due to related parties - 208,342 Total Current Liabilities 12,593,421 12,789,555 Commitments and Contingencies Shareholders' Equity Common share, $0.0001 par value; 1,381 1,359 100,000,000 shares authorized; 13,813,821 shares issued and outstanding as of December 31, 2018 and 13,590,000 shares issued and outstanding as of June 30, 2018* Additional paid-in capital 21,299,235 17,285,543 Statutory reserves 1,576,327 1,118,467 Accumulated deficit (2,415,109) (524,618) Accumulated other comprehensive loss (752,634) (401,677) Total CLPS Incorporation's Shareholders' Equity 19,709,200 17,479,074 Non-controlling Interests 558,928 676,282 Total Shareholders' Equity 20,268,128 18,155,356 Total Liabilities and Shareholders' Equity 32,861,549 30,944,911 As of December As of June 31, 2018 30, 2018 (Unaudited) (Audited) ASSETS Current assets Cash and cash equivalents 5,791,926$ 9,742,886$ Short-term investments 5,672,315 - Accounts receivable, net 16,542,912 16,267,835 Amount due from underwriter on the over-allotment - 1,472,592 Prepayments, deposits and other assets, net 1,769,813 1,231,217 Prepaid income tax - 206,361 Amount due from related parties 186,798 131,321 Total Current Assets 29,963,764 29,052,212 Property and equipment, net 453,703 333,897 Intangible assets, net 508,054 260,059 Goodwill 436,418 173,560 Escrow receivable 200,000 200,000 Prepayments, deposits and other assets, net 535,416 119,372 Long-term investment – equity method 148,675 142,590 Long-term investment – cost method 151,124 151,124 Deferred tax assets, net 464,395 512,097 Total Assets 32,861,549 30,944,911